# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 60 DEGREES PHARMACEUTICALS, INC., CIK 0001946563
CUSIP: 83006G104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1025 Connecticut Avenue, NW Suite 1000, Washington, District Of Columbia (DC), 20036
Date of event which requires filing of this statement: 07/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001756235

## Reporting persons
- Knight Therapeutics Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 658,629; shared voting power 0; sole dispositive power 658,629; shared dispositive power 0; aggregate amount beneficially owned 658,629 (19.85% of the class)
  Comment: (1) Based on 2,659,288 shares of common stock, par value $0.0001 per share, of 60 Degrees Pharmaceuticals, Inc. (the "Issuer") that are issued and outstanding as of May 15, 2026, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2026.

## Item 1. Issuer
Name of issuer: 60 DEGREES PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 1025 Connecticut Avenue, NW Suite 1000, Washington D.C. 20036

## Item 2. Person Filing
Name of person filing: Knight Therapeutics Inc.
Address of principal business office or, if none, residence: 600 - 100 boul. Alexis Nihon Montreal, QC, H4M 2P2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 22, 2026, the Reporting Person beneficially owns 658,629 shares of common stock, par value $0.0001 per share, of the Issuer.
Percent of class:
19.85%.

The above percentage is calculated based on 2,659,288 shares of common stock, par value $0.0001 per share, of the Issuer that are issued and outstanding as of May 15, 2026, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2026.
Sole power to vote or to direct the vote: 658,629 shares of common stock of the Issuer
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 658,629 shares of common stock of the Issuer
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Knight Therapeutics Inc.: /s/ Samira Sakhia, Samira Sakhia/President and Chief Executive Officer (07/28/2026)